

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 4, 2006

Mr. Tom S. Donovan
Chief Financial Officer
Suite 2, Level 2
Orchid Plaza, 79-88 Abbott Street
Cairns, QLD 4870, Australia

> **Re:** **InterOil Corporation**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Response Letter Dated August 25, 2006**
> **File No. 1-32179**

Dear Mr. Donovan:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for Fiscal Year Ended December 31, 2005

General

1. Please submit your letter of correspondence to us dated August 25, 2006 on EDGAR.

Financial Statements

Note 24 – Reconciliation to Accounting Principles Generally Accepted in the United States, page 26

(6) Indirect Participation Interest, page 30

2.   We have read your response to prior comment two in which you indicate that several methods were utilized in determining the fair value of the conversion feature described in Note 17, associated with the indirect participation interest sold in 2004. Please provide us with your initial and subsequent valuation analyses as of December 31, 2004 and 2005, including a description of all assumptions used in assigning an initial value of $27.2 million to the conversion feature, and leading to the $4.3 million gain recognized in 2005. Please understand that although you may have relied upon multiple valuation models, we believe your approach would nevertheless constitute a methodology that should be disclosed, and consistently applied. The rationale for your approach and the manner by which the results of each model were utilized in determining value should be clear.

You explain that you are following the guidance in SFAS 19 for Canadian GAAP purposes in determining that the non-financial liability should be reduced for all of the costs relating to the eight-well drilling program. However, it is unclear how you arrived at the view that SFAS 19 supports establishing a "non-financial liability" on a discounted basis, with increases for subsequent accretion. Please explain how you arrived at this view. Tell us your estimate of the total costs of the eight well drilling program at the time of negotiating the arrangement, and describe all subsequent revisions in your estimate of these costs. Explain how this estimate was taken into account in valuing the non-financial liability, along with the amount ascribed to the conversion feature.

Please indicate how you determined that no portion of proceeds would need to be recorded against the property account under either paragraphs 45(b) or 47(h) of SFAS 19. Since you do not describe an exchange involving the receipt of a free well, we do not see how you concluded that paragraph 47(c) of SFAS 19 would apply. The guidance in this paragraph stating that "…the assignor shall record no cost for the obligatory well," whereas a free well is received for the property interest being assigned, would ordinarily pertain to situations in which the assignee incurs the costs of the well being conveyed (hence the characterization of the well as a free well), with the general focus being on recording the transaction in which the interest is conveyed.

In either case, the accounting described in paragraphs 15 through 41 would generally be required for the costs of drilling, developing and operating that are associated with the property interests retained under U.S. GAAP, as clarified in paragraph 224 of SFAS 19.

3.   Please reconcile your disclosure of cash received upon conveying the indirect participation interest referenced in Note 17 on page 22 of $13.7 million and $111.3 million in 2004 and 2005 to the corresponding amounts depicted in your statements of cash flows on page 6, of $10.7 million and $80.4 million, respectively.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: InterOil General Counsel